Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 2, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 31, 2018 The Nasdaq Stock Market (the "Exchange") received from Bovie Medical Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Common Stock, $0.001 par value


We further certify that the security described above has been approved by the Exchange for listing and registration.

Sincerely,

